UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Engility Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

29286C 107

(CUSIP Number)

David J. Sorkin, Esq. Kohlberg Kravis Roberts & Co. L.P. 9 West 57th Street, Suite 4200 New York, New York 10019 Telephone: (212) 750-8300	Thomas J. Murphy c/o General Atlantic Service Company, LLC 55 East 22nd Street, 32nd Floor New York, New York 10055 Telephone: (212) 715-4000

with copies to:

Marni J. Lerner, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 Telephone: (212) 455-2000	Neil Goldman, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 Telephone: (212) 373-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 29286C 107

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Birch Partners, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 18,796,791

	8	Shared Voting Power – -0-

	9	Sole Dispositive Power 18,796,791

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,796,791

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 51.3%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 29286C 107

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Birch GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 18,796,791

	8	Shared Voting Power – -0-

	9	Sole Dispositive Power 18,796,791

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,796,791

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 51.3%

14	Type of Reporting Person (See Instructions) OO

Item 1.                              Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.01 (the “Common Stock”), of Engility Holdings, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 3750 Centerview Drive, Chantilly, Virginia 20151.

Item 2.                              Identity and Background

(a) and (f).

This Statement is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:

(i)                                     Birch Partners, LP, a Delaware limited partnership (“Birch Partners”); and

(ii)                                  Birch GP, LLC, a Delaware limited liability company (“Birch GP” and, together with Birch Partners, the “Reporting Persons”).

Birch GP is the general partner of Birch Partners.  The members of Birch GP are KKR 2006 Fund L.P. and General Atlantic Partners 85, L.P.

Each of KKR 2006 Fund L.P. and certain of its affiliates and General Atlantic Partners 85, L.P. and certain of its affiliates have separately made Schedule 13D filings reporting their beneficial ownership of shares of Common Stock of the Issuer held by Birch Partners.

The managers of Birch GP are Steven A. Denning, David Topper, Brittany Bagley and David M. Kerko.  Each of Messrs. Denning, Topper and Kerko and Ms. Bagley is a United States citizen.

(b)               The address of the principal business office of Birch Partners, Birch GP, Mr. Kerko and Ms. Bagley is:

c/o Kohlberg Kravis Roberts & Co. L.P.

2800 Sand Hill Road, Suite 200

Menlo Park, CA 94025

The address of the principal business office of Messrs. Denning and Topper is:

c/o General Atlantic Service Company, LLC

Park Avenue Plaza

55 East 52nd Street, 32nd Floor

New York, NY 10055

(c)                Birch Partners is principally engaged in the business of investing in the Issuer.  Birch GP is principally engaged in the business of being the general partner of Birch Partners.

The present principal occupation or employment of Mr. Kerko is as a former executive of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates.  The present principal occupation or employment of Ms. Bagley is as an executive of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates.

The present principal occupation or employment of Mr. Denning is as a managing director of General Atlantic LLC, and the present principal occupation or employment of Mr. Topper is as an operating partner of General Atlantic LLC.

(d)               During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                              Source and Amount of Funds or Other Consideration

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 3.

In connection with the closing of the transactions contemplated by the Agreement and Plan of Merger, dated as of October 28, 2014 (the “Merger Agreement”) among the Issuer, TASC Parent Corporation (“TASC”), Toucan Merger Corporation I (“Merger Sub One”), Toucan Merger Corporation II (“Merger Sub Two”), a wholly owned subsidiary of Merger Sub One, and the other parties thereto, pursuant to which, among other things, Merger Sub Two merged with and into TASC with TASC surviving as a direct wholly owned subsidiary of Merger Sub One and, immediately thereafter, Merger Sub One merged with and into East Merger Sub, LLC, a wholly owned subsidiary of the Issuer, with East Merger Sub, LLC surviving as a direct wholly owned subsidiary of the Issuer, on February 26, 2015, Birch Partners received, in exchange for its 171,660,200 shares of common stock of TASC, an aggregate of 18,796,791 shares of Common Stock.

Item 4.                              Purpose of Transaction

The information set forth in Items 3 and 6 hereof is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired beneficial ownership of the shares of Common Stock as described in this Statement for investment purposes and intend to review their investments in the Issuer on a continuing basis.  Subject to the terms of the Stockholders Agreement (as defined and described further below) and the Issuer’s certificate of incorporation, which contain restrictions on the potential actions described in this Item 4, depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to the investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Statement.

Without limiting the foregoing, and subject to the terms of the Stockholders Agreement and the Issuer’s certificate of incorporation, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of the Common Stock or other securities of the Issuer or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Issuer (or any combination or derivative thereof).

In addition, without limitation, subject to the terms of the Stockholders Agreement the Reporting Persons may engage in discussions with management, the board of directors, stockholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer.

As of the date of this filing, Birch Partners has, pursuant to the Stockholders Agreement, designated each of Peter A. Marino, Lynn A. Dugle, David M. Kerko and Steven A. Denning to serve on the Issuer’s board of directors.

Except as set forth in this Statement, the Reporting Persons and, to the best knowledge of the Reporting Persons, any of the other individuals named in Item 2 above, have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraph (a) through (j) of Item 4 of Schedule 13D.  Although the foregoing reflects activities presently contemplated by the Reporting Persons and any other person named in Item 2 with respect to the Issuer, subject to the terms of the Stockholders Agreement and the Issuer’s certificate of incorporation, the foregoing is subject to change at any time.

Item 5.                              Interest in Securities of the Issuer

(a) and (b).

Birch Partners directly owns 18,796,791 shares of Common Stock, or approximately 51.3% of the outstanding shares of Common Stock.  Birch GP (as the general partner of Birch Partners) may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Birch Partners, and Birch GP disclaims beneficial ownership of such shares of Common Stock.  The percentage of beneficial ownership in this Schedule 13D is based on an aggregate of 36,649,868 shares of Common Stock outstanding as of March 4, 2015, based on information provided to the Reporting Persons by the Issuer.

None of Messrs. Denning, Topper or Kerko or Ms. Bagley beneficially owns any shares of Common Stock.

The members of Birch GP are KKR 2006 Fund L.P. and General Atlantic Partners 85, L.P.  The Reporting Persons, KKR 2006 Fund L.P. and certain of its affiliates and General Atlantic Partners 85, L.P. and certain of its affiliates may each be deemed to be a member of a group exercising voting and investment control over the shares of Common Stock held by Birch Partners.  However, each such person disclaims membership in any such group.  KKR 2006 Fund L.P. and certain of its affiliates and General Atlantic Partners 85, L.P. and certain of its affiliates have separately made Schedule 13D filings reporting their beneficial ownership of shares of Common Stock.

(c)                Except as set forth in this Statement, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Item 2 has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d)               To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

(e)                Not applicable.

Item 6.                              Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 hereof is hereby incorporated by reference into this Item 6.

Stockholders Agreement

In connection with the closing of the transactions contemplated by the Merger Agreement, the Issuer, Birch Partners, Birch GP and, with respect to certain provisions only, KKR 2006 Fund L.P., certain other investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P. (together, the “KKR investors”), General Atlantic Partners 85, L.P. and certain other investment funds affiliated with General Atlantic Service Company, LLC (together, the “GA investors”) entered into a Stockholders Agreement, dated as of February 26, 2015 (the “Stockholders Agreement”).  The Stockholders Agreement became effective at the closing and sets forth certain arrangements and contains various provisions relating to, among other things, standstill restrictions, voting restrictions, board representation, transfer restrictions and registration rights.

As used herein, the “stockholder party” means Birch Partners, and, following a distribution of any shares of Common Stock held by Birch Partners to the KKR investors and the GA investors, the KKR investors and the GA investors; the “stockholder group” means Birch Partners, together with any affiliate of Birch Partners or a KKR investor or GA investor who becomes a “stockholder” within the meaning of the Stockholders Agreement, in each case, that beneficially owns any Common Stock and has become a party to the Stockholders Agreement; and “independent directors” means the directors of the Issuer who are not nominees of the stockholder party.

Board Representation

The Stockholders Agreement provides that the Issuer board of directors will be comprised of 11 directors, including 4 stockholder party nominees, subject to the following:

•                  for so long as each of the GA investors and the KKR investors, as applicable, beneficially own at least 50% of the shares of Common Stock it beneficially owned on February 26, 2015, the stockholder party will have the right to nominate four members of the Issuer board of directors;

•                  for so long as each of the GA investors and the KKR investors, as applicable, beneficially own less than 50%, but at least 25%, of the shares of Common Stock it owned on February 26, 2015, the stockholder party will have a right to nominate two members of the Issuer board of directors;

•                  upon the first date that the GA investors or the KKR investors, as applicable, beneficially own less than 50%, but at least 25%, of the shares of Common Stock they beneficially owned on February 26, 2015, one of the members of the Issuer board of directors nominated on behalf of the GA investors or the KKR investors, as applicable, must resign from the Issuer board of directors; and

•                  upon the first date that the GA investors or the KKR investors, as applicable, beneficially own less than 25% of the shares of Common Stock they beneficially owned on February 26, 2015, the remaining Issuer board members nominated on behalf of the GA investors or the KKR investors, as applicable, must resign from the Issuer board of directors.

The Issuer will include the stockholder party nominees in the slate of nominees recommended by the Issuer board of directors for election of directors and will use its reasonable best efforts to cause the stockholders of the Issuer to elect the stockholder party nominees.  In the event any member of the Issuer board of directors nominated by the stockholder party (a “stockholder party director”) resigns or is unable to serve, the stockholder parties will be entitled to appoint a replacement stockholder party director. The initial stockholder party directors have been divided among the staggered classes of Issuer directors so that one stockholder party director initially has a term expiring in 2015, two stockholder party directors initially have a term expiring in 2016 and one stockholder party director initially has a term expiring in 2017.

Until February 26, 2017, the Issuer board will maintain a co-chairman structure with one stockholder party director co-chairman and one co-chairman elected by a majority of the independent directors.  So long as there are two or more stockholder party directors, one stockholder party director will serve on each committee of the Issuer board of directors (other than a committee that is to be composed solely of independent directors or a committee established to address conflicts with the stockholder group or the KKR investors or the GA investors).  So long as there is at least one stockholder party director serving on the Issuer board of directors, one stockholder party director will serve on the compensation committee.  No stockholder party director will serve on any committee if it would violate mandatory legal or listing requirements concerning that director’s independence, but the Issuer will take all reasonable efforts to avoid any such disqualification.

Voting

So long as the stockholder party has director nomination rights under the Stockholders Agreement, with respect to any proposal or resolution relating to the election of directors, it will vote or cause to be voted all of its voting securities in the same manner as, and in the same proportion to, all shares voted by holders of voting securities (except that with respect to the stockholder party director nominees, the stockholder party may vote all of its voting securities in favor of the stockholder party director nominees).  For purposes of the Stockholders Agreement, “voting securities” means the Common Stock and shares of any other class of capital stock or interests in any other equity securities of the Issuer then entitled to vote generally in the election of directors.

In the case of all other proposals or resolutions that require a stockholder vote, the stockholder party will vote or cause to be voted all of its excess voting power (defined as the aggregate percentage of voting power represented by the stockholder group’s voting securities out of the total voting power of all Common Stock, less 30%) in the same manner as, and in the same proportion to, all shares voted by holders of voting securities, excluding the votes or actions of the stockholder group with respect to its voting securities representing 30% of the total voting power of all Common Stock.

Standstill Restrictions

The Stockholders Agreement contains certain standstill provisions generally restricting the stockholder group, certain of the KKR investors and certain of the GA investors and certain of their respective affiliates from February 26, 2015 until, with respect to any party, six months after such party no longer has any rights to nominate or designate nominees to the Issuer board of directors from, including other matters and subject to certain exceptions, (i) acquiring or offering to acquire any beneficial interest in any voting securities of the Issuer or rights to acquire any voting securities of the Issuer, (ii) making or participating in the solicitation of proxies to vote, or seeking to influence in any manner any person with respect to the voting of, any voting securities of the Issuer, (iii) forming or joining a “group” within the meaning of Section 13 of the Exchange Act, (iv) acquiring or offering to acquire any assets or rights to acquire any assets of the Issuer or any of its subsidiaries, except for acquisitions in the ordinary course of business and assets as are then being offered for sale by the Issuer or any of its subsidiaries, (iv) arranging or participating in any financing for the purchase of voting securities of the Issuer, (v) seeking to propose to the Issuer or any of its stockholders any merger, business combination, restructuring, recapitalization or other transaction or otherwise seeking to influence the management, the board of directors or policies of the Issuer or nominate any person as a director who is not nominated by the then incumbent directors, or propose any matter to be voted upon by the stockholders of the Issuer.

Change of Control

Without the approval of a majority of the independent directors, no member of the stockholder group, the KKR investors or the GA investors may enter into or affirmatively support any transaction resulting in a change of control of the Issuer in which any member of the stockholder group receives per share consideration in its capacity as a holder of Common Stock in excess of that to be received by other holders of Common Stock.

Transfer Restrictions

The stockholder group, the KKR investors and the GA investors are subject to certain transfer restrictions related to the Common Stock for a period beginning on February 26, 2015 and ending on the earlier of February 27, 2021 and the day following the date on which the Issuer undergoes an ownership change (as defined in Section 382(g) of the Internal Revenue Code of 1986, as amended (the “Code”), including:

•                  no member of the stockholder group may sell or transfer any shares of Common Stock directly held by such member;

•                  no KKR investor or GA investor may permit the sale or transfer of an equity interest in a KKR investor or a GA investor by any person who holds any direct or indirect equity interest in any of the KKR investors or GA investors, respectively (such person, a “partner”) (other than pursuant to a redemption of such an equity interest in a KKR investor or a GA investor), that would result in an “owner shift” under Section 382(g) of the Code (an “owner shift”);

•                  no KKR investor or GA investor may permit any transfer of the limited partnership interests of Birch Partners directly held by any limited partner of Birch Partners other than the KKR investors or the GA investors (each such limited partner, a “co-investor partner”);

•                  no member of the stockholder group nor any KKR investor or GA investor may otherwise effect any transaction that would result in a direct or indirect transfer of shares of Common Stock (including pursuant to a redemption of an equity interest in a KKR investor or a GA investor) unless a committee of the Issuer board of directors comprised solely of independent directors (the “committee”) provides a written determination that such transaction would not result in an owner shift; and

•                  Birch Partners may not effect a distribution of any of its shares of Common Stock to any of its partners prior to February 27, 2018.

Notwithstanding the restrictions discussed above, for the period beginning on February 27, 2018 and ending on the earlier of February 27, 2021 and the date on which the Issuer undergoes an ownership change, the Stockholders Agreement permits the KKR investors and GA investors and any partner or co-investor partner to effect an indirect or direct sale or transfer of up to an aggregate of 16,481,516 shares of Common Stock, as adjusted for any stock split, reverse stock split or similar transaction (the “waived transfer amount”). Certain sales or transfers will not count toward or reduce the waived transfer amount, including:

•                  any direct or indirect sale or transfer of an equity interest in a KKR investor or a GA investor by a partner (other than pursuant to a redemption of a partner’s equity in a KKR investor or a GA investor) that does not result in an owner shift;

•                  any other direct or indirect sale or transfer by any member of the stockholder group, the KKR investors or the GA investors or a redemption of a partner’s equity interest in a KKR investor or a GA investor that, in accordance with a written determination of the committee, does not result in an owner shift; and

•                  a distribution by the stockholder group of any Common Stock held by Birch Partners to a co-investor partner if, both (a) the committee provides a written determination that such distribution would not result in an owner shift and (b) either (i) the committee makes a written determination that the sale or transfer of such Common Stock directly held by the co-investor partner after such distribution does not result in an owner shift or (ii) the co-investor partner represents and undertakes to the Issuer that it will not directly sell or transfer any Common Stock received in such distribution, other than in a distribution to its equity holders.

Notwithstanding the restrictions described above, beginning on the earlier of (i) February 27, 2021 and (ii) the day following the date on which the Issuer undergoes an ownership change, the stockholder group, the KKR investors, the GA investors, the partners and the co-investor partners may, subject to the restrictions described in the immediately following paragraph, directly or indirectly sell or transfer any of the shares of Common Stock held directly or indirectly by them regardless of whether such sale or transfer results in an owner shift.

In addition to and notwithstanding the restrictions described above, no member of the stockholder group may, individually or in the aggregate, other than in connection with a registered public offering, including any underwritten offering or a change of control transaction affecting the Issuer, which change of control transaction is approved by the Issuer board of directors, knowingly transfer shares of Common Stock to a person (other than to any permitted transferee, as defined in the Stockholders Agreement) who, after such acquisition, would hold in excess of 5% of the outstanding shares of Common Stock.

Registration Rights

The persons in the stockholder group are, with respect to the shares of Common Stock they hold (“registrable shares”), entitled to certain registration rights beginning on February 26, 2018, including (i) the right to request that the Issuer file an automatic shelf registration statement and effect unlimited underwritten offerings pursuant to such shelf registration statement; (ii) up to eight demand registration rights in the event that the Issuer is no longer eligible to use or otherwise ceases to maintain an effective shelf registration statement; and (iii) unlimited piggyback registration rights that allow holders of registrable shares to require that shares of Common Stock owned by such holders be included in certain registration statements filed by the Issuer, in each case subject to the transfer restrictions contained in the Stockholders Agreement.  In connection with these registration rights, the Issuer has agreed to effect certain procedural actions, including taking certain actions to properly effect any registration statement or offering and to keep the participating stockholder parties reasonably informed with adequate opportunity to comment and review, as well as customary indemnification and contribution agreements.

Termination

The Stockholders Agreement will terminate by consent of all parties or when the stockholder group no longer beneficially owns any shares of Common Stock.  Certain sections of the Stockholders Agreement, including those relating to indemnification, will survive such termination, and the provisions relating to registration rights will survive termination of the Stockholders Agreement until the first date on which there are no registrable shares outstanding.

The foregoing description of the terms of the Stockholders Agreement is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit B hereto and incorporated herein by reference.

Item 7.                              Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated as of March 4, 2015, between the Reporting Persons.
Exhibit B

Stockholders Agreement, dated as of February 26, 2015, among Engility Holdings, Inc., Birch Partners, LP and, with respect to certain provisions only, KKR 2006 Fund L.P., General Atlantic Partners 85, L.P., the KKR Initial Investors and the GA Initial Investors (as defined therein) (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 27, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 4, 2015

BIRCH PARTNERS, LP

By: Birch GP, LLC, its general partner

By:	/s/ David M. Kerko
Name: David M. Kerko
Title: Manager

By:	/s/ Steven A. Denning
Name: Steven A. Denning
Title: Manager

BIRCH GP, LLC

By:	/s/ David M. Kerko
Name: David M. Kerko
Title: Manager

By:	/s/ Steven A. Denning
Name: Steven A. Denning
Title: Manager

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of common stock, par value $0.01 per share of Engility Holdings, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  March 4, 2015

BIRCH PARTNERS, LP

By: Birch GP, LLC, its general partner

By:	/s/ David M. Kerko
Name: David M. Kerko
Title: Manager

By:	/s/ Steven A. Denning
Name: Steven A. Denning
Title: Manager

BIRCH GP, LLC

By:	/s/ David M. Kerko
Name: David M. Kerko
Title: Manager

By:	/s/ Steven A. Denning
Name: Steven A. Denning
Title: Manager